EX-99.B(d)hiimafee

                  EXHIBIT A TO INVESTMENT MANAGEMENT AGREEMENT


                          UNITED HIGH INCOME FUND, INC.

                                  FEE SCHEDULE

A cash fee computed each day on net asset value for the Fund at the annual rates listed below:


Net Assets                                                    Fee
----------                                                    ----
Up to $500 million                                            0.625% of net assets

Over $500 million and up to $1 billion                        0.60% of net assets

Over $1 billion and up to $1.5 billion                        0.55% of net assets

Over $1.5 billion                                             0.50% of net assets







As Amended and Effective June 30, 1999.